Exhibit 99.2
FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

State the full name of your company and the address of its principal office in Canada.

Olympus Pacific Minerals Inc. (“Olympus” or the “Company”)
Suite 500, 10 King Street East
Toronto, ON M5C 1C3
Telephone No.  416-572-2525

Item 2	Date of Material Change

State the date of the material change.

January 15, 2008

Item 3	News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

A news release was disseminated on January 15, 2008 to The Toronto Stock Exchange as well as through various other approved public media and was filed on EDGAR and SEDAR and filed with the securities commissions of British Columbia, Alberta, Ontario and Quebec.

Item 4	Summary of Material Change(s)

Provide a brief but accurate summary of the nature and substance of the material change.

The Company announced significant increases to the mineral resource at the Phuoc Son Gold Property as outlined in a Technical Report prepared by Terra Mining Consultants and Stevens & Associates (“TMC/SA”). The full text of the report is available on the Sedar website:(www.sedar.com).

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

The Company announced significant increases to the mineral resource at the Phuoc Son Gold Property as outlined in a Technical Report prepared by TMC/SA.  The full text of the report is available on the Sedar website:(www.sedar.com).

TMC/SA reviewed exploration and development programs and agreed that the projects have merit and justify the programs and levels of projected expenditure.

TMC/SA reviewed preliminary plans for construction and development of the mining and treatment design and operation and recommended that a Feasibility Study be completed based on data contained in this report and subsequently available geological data.

The Phuoc Son Project is located in the western highlands of Quang Nam Province, in central Vietnam some 8 km (14.5 km by road) northwest of the small town of Kham Duc and approximately 90 km (140 km by road) southwest of the port city of Danang.

The major deposit evaluated so far in the area is Dak Sa, consisting of two adjacent areas referred to in the TMC/SA Report as Bai Go (north) and Bai Dat (south), while there are several prospect areas within the lease which have indications of significant grade potential (see property map hyperlink).

Dak Sa

The TMC/SA report focuses on the Dak Sa Deposit and undertakes the auditing function for the Mineral Resource estimates prepared by Olympus staff, validating the block model tonnages and grades.  TMC/SA classified the Resources using the CIMM standards as required by NI 43-101.

Measured and Indicated Resource categories at Dak Sa are increased to 211,280 ounces (Measured Resources total 66,090 ounces and Indicated Resources total 145,190).  Inferred Resources total 425,380 ounces.

Lead and zinc credits contained within the limits of the gold Resource give a contained quantity of 6,770 tonnes of lead in Measured and Indicated Resources (Measured 3,000 tonnes, Indicated 3,770 tonnes) and, 3,270 tonnes of zinc in Measured and Indicated Resources (Measured 1,150 tonnes, Indicated 2,120 tonnes).  The Indicated Resource is 7,040 tonnes of lead and 1,760 tonnes of zinc.

The TMC/SA report reviews and compares historical resource estimates, estimation methodology and comparative estimates while detailing the methodology used to make the Resource Estimate summarized in the Table below. (map hyperlink)

Category	Tonnes (t)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Au (Contained Ounces)
Measured	157,450	13.06	22.79	1.91	0.73	66,090
Indicated	442,810	10.20	12.12	0.85	0.48	145,190
Measured+Indicated	600,260	10.95	14.92	1.13	0.55	211,280
Inferred	1,955,440	6.77	5.17	0.36	0.09	425,380

The Dak Sa shear zone remains open along strike and down dip and has the potential to host multiple repetitions of North/South style ore zones.  Since Dak Sa is only one of a number of largely unexplored, comparably mineralized structures within the property, the Dak Sa North-Extension drilling results demonstrate that resources announced to date constitute only a minor component of the global potential of the Phuoc Son Property.

Data Analysis and Resource Calculation Methodolgy

The statistical analyses and block model calculation methodology used by Olympus and detailed in the TMC/SA report are listed on pages 128 to 183 of that report.

•	A 100 g/t Au top cut was applied to the southern section of the deposit and 80 g/t Au to the northern section of the deposit. A lower cut of 3 g/t Au was utilized throughout.

•	Densities for calculating tonnage were 2.83 g/cm3 for the southern section and 2.75 g/cm3 for the northern section.

•	Block models were created in Gemcom. The mineralized zone wire frames were filled with 2 m x 2 m x 0.5 m model cells.

•
The Mineral Assay and Service Co. Ltd. (MAS Laboratory) located in Bangkok, Thailand performed assays using the Fire Assay method on 50 grams of prepared sample.  The Thailand Department of Industrial Works and Ministry of Industry certify the MAS laboratory.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for that reliance.

Not applicable.

Item 7	Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

Not applicable.

Item 8	Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

David Seton, Executive Chairman
Telephone:  416-572-2525

Item 9	Date of Report

January 23, 2008